Exhibit 1

Letter dated April 7, 2003 from Third Avenue Management LLC to Electroglas, Inc. Board of Directors

April 7, 2003

Mr. Robert J. Frankenberg
Mr. Mel Friedman
Mr. John Osborne
Mr. Edward S. Saliba
Mr. Curtis S. Wozniak

Electroglas, Inc.
6024 Silver Creek Valley Road
San Jose, CA 95138

Dear Electroglas Board of Directors:

Third Avenue Management LLC is extremely dissatisfied with the performance of Electroglas, Inc. management.  At this late hour, it is simply not enough to shuffle around a few members of the Board of Directors, manipulate the options program, or take other half-steps.  We therefore strongly urge that the following actions be taken by the Board:

        1)  Hire an investment banker to aid the Board in seeking strategic alternatives for the Company, including replacement of the current CEO or sale of the Company, in whole or in part.

        2)  Eliminate all corporate "shark repellants" that serve to entrench management in office, including the poison pill, staggered board of directors, blank check preferred stock provisions, and change of control provisions.

Third Avenue Management has been a long-time holder of Electroglas common stock, having made its first investment in the Company in mid-1996 (fiscal quarter ended July 1996).  As of April 4, 2003, Third Avenue held  2,475,193 shares of Electroglas common stock, representing approximately 11.6% of the shares outstanding.

Despite the Company's previous technological successes in its core wafer probe business, there are several fundamental concerns we believe should be addressed for the longer-term benefit of the Company and its shareholders.

Since April 1996, when Curtis Wozniak was first appointed as CEO of Electroglas, the following has transpired:

1)  Core Business Has Been Severely Impaired By Competition.  Electroglas' share of the probe market, according to VLSI Research, has declined from 26% in 1996 to 22% in 2000.  Given the technical difficulties that the EG5|300 tool has experienced, we suspect that the Company's share of the 300mm probe market is virtually non-existent, despite numerous years and probably several tens of millions of dollars of development costs.

2)  Acquisitions Have Dissipated Potential Long-Term Value.  Electroglas has spent nearly $42 million worth of cash and Company stock to acquire three companies-Knights Technology ($32 million in stock), Techne Corp. ($6.5 million in cash and stock) and Statware, Inc. ($3.4 million in cash and stock.)  While the underlying rationale of trying to broaden the Company's market presence was sound, none of these acquisitions have made material contributions toward that goal, but have instead dissipated Company resources.  Since the Company acquired Knights in 1997, the EGsoft business segment (essentially Knights) has continued to lose money.  Operating losses from the EGsoft segment have more than doubled from ($2.8 million) in 1997 to ($6.1 million) in 2002.

3)  A Once Iron-Clad Balance Sheet Has Been Substantially Weakened.  At December 31, 2000, cash and equivalents totaled $164.5 million and the Company had no long-term debt.  At December 31, 2002, unrestricted cash and equivalents had declined to only $58.2 million, while long term debt totaled $33.2 million.  On June 21, 2002, the Company issued $35.5 million of convertible subordinated notes and warrants to purchase 714,573 shares of Common Stock, the conversion and exercise of which would result in the issuance of 5,045,321 shares of Electroglas common stock.  Given a historically strong and highly liquid balance sheet, only years of poor execution by management could explain the necessity of such a highly dilutive capital raising.

4)  Company's Stock Has Been Decimated.  The Company's market capitalization has decreased from $257.1 million as of June 28, 1996 to $18.8 million as of March 31, 2003, while shares outstanding have increased from 18,043,863 to 21,340,519 (as of February 22, 2003).  Over the period from June 28, 1996 to March 31, 2003, the Company's common stock has declined 93.8% compared to an increase of 13.2% for the Nasdaq Composite Index and a 69.6% increase for the Philadelphia Semiconductor Index.

We note the depressed level of Electroglas' common stock, which is trading below our estimate of realizable business value and even below the Company's net cash.  We acknowledge the current downturn in the cyclical semiconductor equipment industry is something absolutely outside of management's control.  Nonetheless, it seems apparent that many of the Company's problems during the past few years have been a result of management's own missteps.  Specifically, management has failed, among other things, to contain costs in a timely fashion; has been unable to resolve the EG5|300's technical issues, resulting in the loss of competitive position; has not achieved the requisite critical mass necessary to compete in the industry; and has failed to realize shareholder value through other strategic actions such as a merger or monetization of non-core assets.  We are concerned that absent aggressive and immediate action on the part of the Board, both the business and long-term shareholder value will be permanently impaired.

Despite management's poor execution, we believe the Company retains an important franchise in its core business and has longer-term growth opportunities in other areas such as test software.  By acting today, we believe the Board can help the Company preserve, and perhaps, improve its competitive position.

We will be filing a Schedule 13D with the SEC in which we plan to include this letter as an exhibit.  If there is anything we can do to facilitate the process of enhancing shareholder value, please let us know.  Feel free to get in touch with us, either individually or collectively, if you wish to discuss the Electroglas situation further.

Sincerely,

/s/ Curtis Jensen

/s/ Yang Lie

Third Avenue Management LLC